Exhibit 12

Biomet, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Successor			Predecessor
	Three Months ended August 31, 2008		Period from July 12, 2007 through May 31, 2008	Period from June 1, 2007 through July 11, 2007
					2007	2006	2005	2004
Earnings:
Earnings (loss) before income taxes	$(59.9)		$(1,194.3)	$(81.9)	$501.6	$611.0	$546.5	$500.7
Add: Fixed charges (per below)	144.3		517.4	0.3	9.3	11.7	9.2	4.2

Total earnings (loss) (1)	$84.4		$(676.9)	$(81.6)	$510.9	$622.7	$555.7	$504.9

Fixed charges:
Interest expense, net	$141.1		$516.3	$0.3	$9.3	$11.7	$9.2	$4.2
Amortization of bond premium	0.4		0.4	—	—	—	—	—
Deferred financing costs	2.8		0.7

Total fixed charges	$144.3		$517.4	$0.3	$9.3	$11.7	$9.2	$4.2
Ratio of earnings to fixed charges	N/A	(1)	N/A (1)	N/A (1)	54.9	53.2	60.4	120.2

(1)	Earnings were inadequate to cover fixed charges for the period from June 1, 2007 through July 11, 2007, the period from July 12, 2007 through May 31, 2008 and the three months ended August 31, 2008 by $81.9 million, $1,194.3 million and $59.9 million, respectively.

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